15045537

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 24 2015
Washington DC
404

SEC FILE NUMBER
8-37483

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BAC FLORIDA INVESTMENTS corps.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2333 PONCE DE LEON BOULEVARD SUITE #700
(No. and Street)

CORAL GABLES, (City) FLORIDA (State) 33134 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARIA E. NODAR, FINANCIAL & OPERATIONS PRINCIPAL (305) 523-6551
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CROWE HORWATH LLP
(Name – *if individual, state last, first, middle name*)

6750 NORTH ANDREWS AVENUE S UITE 200 FT. LAUDERDALE, FL33309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

tj 2/25/15

2/25/15

OATH OR AFFIRMATION

I, MARIA ESTIBALIZ INCER ROMEO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BAC FLORIDA INVESTMENTS, as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Sworn to and subscribed before me this 9th day of February, 2015, by Maria Estibaliz Incer Romero

Signature of Notary Public

Personally Known ✓ Or Produced ID

Type of ID Produced

Signature

MANAGING DIRECTOR & PRINCIPAL

Title

Notary Public

MIRIAM VENTURA
MY COMMISSION # EE 173495
EXPIRES: June 25, 2016
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Crowe Horwath.

BAC FLORIDA INVESTMENTS CORP.

Coral Gables, Florida

(S.E.C. I.D. No. 8-37483)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31. 2014 and 2013

BAC FLORIDA INVESTMENTS CORP.

Coral Gables, Florida

(S.E.C. I.D. No. 8-37483)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2014 and 2013

and

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

and

SUPPLEMENTARY INFORMATION

BAC FLORIDA INVESTMENTS CORP.

Coral Gables, Florida

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2014 and 2013

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

Board of Directors
BAC Florida Investments Corp.
Coral Gables, Florida

We have audited the accompanying statements of financial condition of BAC Florida Investments Corp. as of December 31, 2014 and 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of BAC Florida Investments Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BAC Florida Investments Corp. as of December 31, 2014 and 2013, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of BAC Florida Investments Corp.'s financial statements. The Computation of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are the responsibility of management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content are presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the Computation

of Net Capital Pursuant to Rule 15c3-1 and Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 10, 2015

BAC FLORIDA INVESTMENTS CORP.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2014 and 2013

	2014	2013
ASSETS		
Cash and due from banks	$ 6,330,352	$ 6,179,039
Deposits with clearing organization ($100,000 restricted)	1,226,909	1,077,426
Trading securities, at fair value	-	184,000
Fixed assets, net	40,823	53,504
Prepaid expenses and other assets	59,121	43,385
	$ 7,657,205	$ 7,537,354
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 316,178	$ 353,618
Due to other brokers	1,385,631	1,385,631
Accrued commissions and other payables	69,050	54,025
Other liabilities	105,133	-
	1,875,992	1,793,274
Stockholders' Equity		
Common stock, $1 par value; 100,000 shares authorized, issued and outstanding	100,000	100,000
Additional paid in capital	1,965,026	1,965,026
Retained earnings	3,716,187	3,679,054
	5,781,213	5,744,080
	$ 7,657,205	$ 7,537,354

See accompanying notes to financial statements

BAC FLORIDA INVESTMENTS CORP.

STATEMENTS OF OPERATIONS

December 31, 2014 and 2013

	2014	2013
Revenue:		
Commissions	$ 4,175,466	$ 4,141,323
Interest income	68,005	78,673
(Loss) gain on trading securities, net	(16,029)	43,076
Other	149,176	35,275
	4,376,618	4,298,347
Expenses:		
Compensation and benefits	2,444,875	2,265,160
Finder's fees	142,937	172,884
Floor brokerage, exchange, and clearance fees	184,375	186,253
Communications and data processing	238,015	202,111
Occupancy	33,694	134,757
Travel	58,430	66,734
Audit and professional fees	58,723	38,044
Interest expense	42,149	15,890
Securities Investor Protection Corporation (SIPC)	10,340	10,329
Other	127,317	111,583
	3,340,855	3,203,745
Income before income taxes	1,035,763	1,094,602
Income tax expense	398,630	418,590
Net income	$ 637,133	$ 676,012

See accompanying notes to financial statements

BAC FLORIDA INVESTMENTS CORP.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2014 and 2013

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2013	$ 100,000	$ 1,965,026	$ 3,603,042	$ 5,668,068
Net income	-	-	676,012	676,012
Dividends paid	-	-	(600,000)	(600,000)
Balance, December 31, 2013	100,000	1,965,026	3,679,054	5,744,080
Net income	-	-	637,133	637,133
Dividends paid	-	-	(600,000)	(600,000)
Balance, December 31, 2014	$ 100,000	$ 1,965,026	$ 3,716,187	$ 5,781,213

See accompanying notes to financial statements

BAC FLORIDA INVESTMENTS CORP.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2014 and 2013

		2014		2013
Cash flows from operating activities				
Net income	$	637,133	$	676,012
Adjustments to reconcile net income to net cash provided by operating activities				
Depreciation		14,592		7,473
Changes in assets and liabilities				
Deposits with clearing organization		(149,483)		(45,391)
Trading securities		184,000		14,632
Prepaid expenses and other assets		(15,736)		5,683
Accounts payable and accrued expenses		(37,440)		96,707
Due to other brokers		-		520,000
Accrued commissions and other payables		15,025		(34,538)
Other liabilities		105,133		(17,368)
Net cash provided by operating activities		753,224		1,223,210
Cash flows from investing activities				
Capital expenditures		(1,911)		(54,564)
Net cash used in investing activities		(1,911)		(54,564)
Cash flows from financing activities				
Dividends paid		(600,000)		(600,000)
Net cash used in financing activities		(600,000)		(600,000)
Net change in cash and due from banks		151,313		568,646
Cash and due from banks at beginning of year		6,179,039		5,610,393
Cash and due from banks at end of year	$	6,330,352	$	6,179,039

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: BAC Florida Investments Corp. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of Financial Industry Regulatory Authority (FINRA). The Company is 98.5% owned by BAC Florida Bank (Parent Company). The Company offers securities transaction services to its customers. The Company clears all of its securities transactions on a fully-disclosed basis through Pershing LLC (Pershing), a subsidiary of The Bank of New York Mellon Company.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Statement of Cash Flows: The Company considers cash on hand and amounts due from depository institutions having an initial maturity of three months or less as cash and due from banks for purposes of the statement of cash flows.

Trading Securities: The Company engages in trading activities for its own account. Securities that are held principally for resale in the near term are recorded at fair value with changes in fair value included in earnings. Interest and dividends are included in interest income.

Revenue Recognition: Securities transactions and related commission revenue and expense are recorded on a trade date basis.

Financial Instruments with Off-Balance-Sheet Risk: In the normal course of its business and under standard contract terms included in the correspondent agreement with its clearing firm, the Company has agreed to indemnify the clearing firm from damages or losses resulting from customer transactions. The Company is, therefore, exposed to off-balance-sheet risk of loss in the event that customers are unable to fulfill contractual obligations under margin accounts. Such margin accounts had a balance of $596,167 at December 31, 2014 and $1,189,746 at December 31, 2013 respectively, and were fully secured by marketable securities under customary margin requirements. As such, Company management believes any loss exposure is not material, and accordingly, the Company has not recorded any contingent liability in its financial statements. Since its inception, the Company has not been required to make any payment under this indemnification provision. There were no unsettled customer trades at December 31, 2014 and 2013.

Fair Value of Financial Instruments: The carrying amount of the Company's financial instruments (such as cash, deposits with clearing organization, receivables and payables, and due to brokers), approximate their fair value because of the short maturity of the instruments. Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

(Continued)

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentrations of Credit Risk: As of December 31, 2014 and 2013, the Company had concentrations of credit risk with depository institutions in the form of bank accounts, money market accounts, time deposits and clearing deposits. The Company also engages in trading activities with various counterparties, mostly financial institutions in the United States. Management believes there is no significant risk of loss or counterparty risks on these financial instruments or transactions. Amounts due from depository institutions at year end 2014 and 2013 were $7,557,261 and $7,256,465.

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Income Taxes: The Company is included in the consolidated federal and state income tax return of its Parent Company and its subsidiaries. The consolidated group of entities of the Parent Company follows a policy of allocating the U.S. consolidated tax liability among the participants generally in proportion to their contribution to the consolidated U.S. taxable income. Income tax expense is the total of current year income tax due or refundable (if any), and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the amount expected to be realized.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than not" test, no tax benefit is recorded. There were no material unrecognized tax positions at December 31, 2014 and 2013.

The Company is subject to U.S. federal income tax as well as income tax of the state of Florida. The Company is not subject to examination by taxing authorities for years prior to 2011.

In the event that the Company recognizes interest and/or penalties related to income tax matters, these are recorded as income tax expense in the accompanying statements of operations.

Reclassifications: Some items in the prior year financial statements were reclassified to conform to the current presentation. Reclassifications had no effect on prior year net income or stockholders' equity.

(Continued)

NOTE 2 - FULLY-DISCLOSED CLEARING AGREEMENT

The Company has a fully-disclosed clearing agreement with Pershing whereby customer accounts are cleared and carried by Pershing. The agreement calls for the Company to maintain a deposit balance in an account maintained by Pershing. At December 31, 2014 and 2013, the Company had $100,000 of cash on deposit to satisfy this requirement. Either party may terminate the agreement without cause upon the receipt of 90 days written notice.

NOTE 3 – TRADING SECURITIES

As of December 31, 2014 and 2013, the Company had trading securities as follows:

	2014	2013
U.S. Corporate Bonds:		
Industrial Senior Trust GTD Sr. Note	$ -	$ 184,000

The proceeds from sales of trading securities and the associated gains and losses are listed below:

	2014	2013
Proceeds	$ 22,216,099	$ 40,714,009
Gross gains	50,344	157,975
Gross losses	(66,373)	(114,899)

NOTE 4 – FAIR VALUE

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect a reporting entity's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

(Continued)

NOTE 4 – FAIR VALUE (Continued)

The fair values of trading securities outstanding as of December 31, 2013 were determined by obtaining matrix pricing which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but neither by relying on the securities relationship to other benchmark quoted securities. (Level 2 inputs).

The carrying amounts which approximate the estimated fair value because of their short maturity of cash and due from banks and deposits with clearing organization amounting to $7,557,261 as of December 31, 2014 and $7,256,465 as of December 31, 2013, are considered Level 1 inputs.

The carrying amounts of accounts payable and accrued expenses, due to brokers, and accrued commissions and other payables, generally maturing within ninety days, approximate their fair value.

NOTE 5 - INCOME TAXES

Income tax expense was as follows:

	2014	2013
Current	$ 399,445	$ 419,576
Deferred	(815)	(986)
	$ 398,630	$ 418,590

The difference between the expected income tax expense (computed by applying the U.S. Federal corporate income tax rate of 34% to income before income taxes) for the years ended December 31, 2014 and 2013 and the reported income tax expense was as follows:

	2014	2013
Federal income taxes at statutory tax rates	$ 352,159	$ 372,165
State income taxes, net of related federal benefit	38,454	40,380
Other, net	8,017	6,045
	$ 398,630	$ 418,590

As of December 31, 2014 and 2013, a net deferred tax asset amounting to $19,863 and $19,048, respectively arises from deferred rent expense which may be used to offset future taxable income in 2015. No valuation reserve was considered necessary at December 31, 2014 and 2013. The net deferred tax asset is included in prepaid expenses and other assets in the accompanying Statements of Financial Condition.

The Company does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next 12 months. There were no interest or penalties recorded during the years ended December 31, 2014 or 2013 related to income tax matters.

(Continued)

NOTE 6 - RELATED PARTIES

In the ordinary course of business, the Company enters into transactions with its Parent Company and affiliates. Balances relating to such transactions were as follows:

	2014	2013
Assets:		
Cash and due from bank	$ 1,474,676	$ 1,511,751
Other assets	8,686	-
	$ 1,483,362	$ 1,511,751
Liabilities:		
Accounts payable and accrued expenses	$ 12,649	$ 18,675
Revenues:		
Securities transactions	$ 292,526	$ 269,524
Other	1,743	41,037
	$ 344,269	$ 310,561
Operating expenses:		
Compensation and benefits	$ 30,648	$ 35,486
Communication and data processing	27,840	41,280
Occupancy	33,694	134,757
Other	25,808	25,972
	$ 117,990	$ 237,495

The Company subleases office space from its Parent Company. The Parent Company allocates its rental costs to the Company based on square footage. The non-cancelable lease expires in May of 2022. Future estimated minimum lease payments are as follows:

2015	$ 77,827
2016	80,162
2017	82,567
2018	85,044
2019	90,003
Thereafter	316,836
	$ 732,439

NOTE 7 - CASH RESERVE COMPUTATION

The Company is exempt from the provisions of Rule 15c3-3, "Customer Protection: Reserves and Custody of Securities" under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

(Continued)

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was above its minimum net capital requirement for 2014 and 2013. At December 31, 2014, the Company's net capital as defined by Rule 15c3-1 totaled $4,388,157 which was $4,263,091 in excess of its minimum net capital requirement of $125,066. The Company's aggregate indebtedness to net capital ratio was .4275 to 1 at December 31, 2014.

SUPPLEMENTARY INFORMATION

SCHEDULE OF THE COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1
December 31, 2014

	2014
Total stockholders' equity	$5,781,213
Deductions and/or charges	
Net office furniture and equipment	(40,823)
Premium Money Market held with Parent Company and Clearing organization	(1,293,112)
Other assets	(59,121)
Net capital before haircuts on securities	4,388,157
Haircuts on securities	-
Net capital	$ 4,388,157
Aggregate indebtedness	
Items included in statement of financial condition	
Accounts payable and accrued expenses, and accrued commission and other payables	$ 490,361
Due to other brokers	1,385,631
Total aggregate indebtedness	$ 1,875,992
Aggregate indebtedness to net capital	.4275 to 1
Computation of basic net capital requirement	
Minimum Net Capital Required – 6-2/3% of total aggregate indebtedness	$ 125,066
Minimum dollar net capital required	100,000
Net capital requirement (larger of above items)	$ 125,066
Net capital	4,388,157
Excess net capital	$ 4,263,091

There are no material differences between the amounts presented above and the amounts presented in the Company's December 31, 2014, unaudited FOCUS Part II filing submitted on January 26, 2015.

SCHEDULE OF THE COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
December 31, 2014

Exemptive Provisions

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A.	(k)(1) - $2,500 capital category as per Rule 15c3-1	______
B.	(k)(2)(i) - "Special Account for the Exclusive Benefit of Customers" maintained	______
C.	(k)(2)(ii) - All customer transactions cleared through another broker- dealer on a fully disclosed basis Name of clearing firm: Pershing LLC	X
D.	(k)(3) - Exempted by the order of the Commission	______

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Independent Accountants' Report
on Applying Agreed-Upon Procedures

To the Management and the Audit Committee of BAC Florida Investments Corp.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by BAC Florida Investments Corp. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the annual audited financial statements with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting adjustments, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 and in the schedules and working papers supporting adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 10, 2015

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements, included in the accompanying BAC Florida Investments Exemption Report, in which (1) BAC Florida Investments Corp. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BAC Florida Investments Corp. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) BAC Florida Investments Corp. stated that BAC Florida Investments Corp. met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2014 without exception. BAC Florida Investments Corp.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BAC Florida Investments Corp.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k) (2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Crowe Horwath LLP

Crowe Horwath LLP

Fort Lauderdale, Florida
February 10, 2015

BAC Florida Investments

BAC Florida Investments
2333 Ponce De Leon Blvd.
Suite 700
Coral Gables, FL 33134

Tel. (305) 523-6510
Fax (305) 375-0362
bacinvestments@bacflorida.com
www.bacinvestments.com

BAC Florida Investments Exemption Report

BAC Florida Investments (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 *(k)*: **[(k) (2) (ii)]**

The Company files Exemptive Provision under Rule 15c3-3. BAC Florida Investments introduces and clears all customer transactions through Pershing, LLC on a fully disclosed basis.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.[1]

I, Maria Estibaliz Incer, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Managing Director & Principal — February 10, 2015

I, Maria E. Nodar, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Financial & Operations Principal — February 10, 2015
